Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; ; TSX: ECP) makes reference to the 6-K that it filed on September 11 (the “Prior 6-K”) stating that KPMG Ltda., our independent registered public accounting firm for fiscal years 2011 and 2012, had notified us that they were initiating a consultation with the U.S. Securities and Exchange Commission (“SEC”) regarding the treatment under the SEC’s auditor independence rules of investments in Ecopetrol by the independent pension fund administrator which manages private pension funds where the partners of KPMG Ltda. and affiliates in Colombia (“KPMG Colombia”) had their pension fund savings.  KPMG Ltda. has advised Ecopetrol that it has concluded that its independence was not impaired by the investments in the Company described in the Prior 6-K.  The Audit Committee of Ecopetrol’s board of directors also concluded that in its judgment KPMG Ltda.’s independence was not compromised by the KPMG Colombia pension plan investments as further described to it by KPMG Ltda.  Ecopetrol has also been advised by KPMG Ltda. that its consultation with the SEC has been completed.

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co